

January 4, 2011

Peter Fante, Esq.
Chief Legal Officer
Verint Systems Inc.
330 South Service Road
Melville, NY 11747

Re: Verint Systems Inc.
Amendment Nos. 2 and 3 to Registration Statement on Form S-1
Filed December 15 and December 23, 2010, respectively
File No. 333-169025

Dear Mr. Fante:

We have reviewed your amended filings and have the following comments.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1

1. The legality opinion refers to the resale by a selling stockholder of up to 2,800,000 shares, whereas the registration statement now covers a total of 2,500,000 shares. Please revise as necessary or advise.

Signatures

2. We note that Mr. Burdick is listed as a signatory to Amendment Nos. 2 and 3 to the Form S-1 and that the power of attorney has been invoked with respect to Mr. Burdick's signature in both cases. Since Mr. Burdick does not appear to be a signatory to the Power of Attorney filed as Exhibit 24.1 with your initial filing, it is unclear that Mr. Burdick has provided a conforming signature to the registration statement. Accordingly, please advise or revise.

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with

Peter Fante
Verint Systems Inc.
January 4, 2011
Page 2

your amendments that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendments and responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at 202-551-3443 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding
comments on the financial statements and related matters. Please contact Maryse Mills-
Apenteng, Special Counsel, at 202-551-3457 or me at 202-551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 755-7306
       Randi C. Lesnick, Esq.
       Jones Day

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